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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             COMSHARE, INCORPORATED
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                            -------------------------
                         (Title of Class of Securities)

                                    205912108
                            -------------------------
                                 (CUSIP Number)

                                  Ciaran Murray
                             Chief Financial Officer
                              Codec Systems Limited
                            Hyde House, Adelaide Road
                                Dublin 2, Ireland
                                011-353-1-6034300

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 15, 2002
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /



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CUSIP NO. 205912108                   13D                     PAGE 2 OF 10 PAGES
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--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSON

                  Codec Systems Limited              I.R.S. I.D. # [  ]
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /  /
                                                                       (b) /  /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS               WC
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   /  /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Ireland
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                     1,441,882
                                        --------------------------
BENEFICIALLY                        8.  SHARED VOTING POWER
OWNED BY                                   0
                                        --------------------------
EACH PERSON                         9.  SOLE DISPOSITIVE POWER
WITH                                       1,441,882
                                        --------------------------
                                    10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON   1,441,882
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED  BY AMOUNT IN ROW (11)
                                       14%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       CO


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CUSIP NO. 205912108                   13D                     PAGE 3 OF 10 PAGES
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--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSON

                  Anthony Stafford                   I.R.S. I.D. # [  ]
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /  /
                                                                       (b) /  /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS               00
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   /  /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Ireland
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                     1,441,882
                                        --------------------------
BENEFICIALLY                        8.  SHARED VOTING POWER
OWNED BY                                   0
                                        --------------------------
EACH PERSON                         9.  SOLE DISPOSITIVE POWER
WITH                                       1,441,882
                                        --------------------------
                                    10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON   1,441,882
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES  /  /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED  BY AMOUNT IN ROW (11)
                                       14%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       IN


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CUSIP NO. 205912108                   13D                     PAGE 4 OF 10 PAGES
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         This statement constitutes Amendment No. 7 to the Schedule 13D, dated
May 2, 2001 (the "Schedule 13D"), regarding the common stock (the "Shares"), of Comshare, Incorporated, a Michigan corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

         This statement is being filed by Codec Systems Limited, a corporation organized under the laws of Ireland ("Codec"), and by Anthony Stafford ("Stafford", and together with Codec, the "Filing Parties"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It refers only to information that has materially changed since the filing of Amendment No. 6 to the Schedule 13D on May 31, 2002.

Item 4.  PURPOSE OF TRANSACTION.

         The primary purpose of the acquisition of the Shares by the Filing Parties is as a strategic financial investment to provide capital appreciation, to enhance Codec's existing relationship with the Issuer, to assist in the revitalization of the Issuer and to influence the Board of Directors and the management of the Issuer.

         On August 15, 2002, the Filing Parties entered into a standstill agreement with the Issuer (the "Standstill Agreement"). The summary of the Standstill Agreement set forth in Item 6 below is incorporated by reference in this Item 4. Pursuant to the Standstill Agreement, Stafford and an independent director (to be nominated by Codec and subject to the approval of the Issuer's Board, which may not be unreasonably withheld) will join the Board of Directors of the Issuer as described in Item 6 below.

         Depending upon Codec's future strategic initiatives in its markets and upon the Issuer's prospects and future developments, the Filing Parties may from time to time sell Shares to decrease their holding in the Issuer. Any sales may be in the open market, or following termination of the Standstill Agreement, in private negotiated transactions or otherwise. Any such sales prior to the termination of the Standstill Agreement (or, if earlier, March 31, 2003) will be subject to a right of first refusal granted to the Issuer in the Standstill Agreement.

         The Filing Parties do not currently intend to increase their holdings in the Issuer, except for any Shares that may be granted to Stafford by the Issuer in his capacity as a director. The Standstill Agreement prohibits the Filing Parties from any other form of Share acquisition, with limited exceptions for Shares acquired pursuant to stock splits, stock dividends and similar events.

         In addition, through their equity holdings and Codec's existing business relationship with the Issuer as a distributor, the Filling Parties have from time to time held discussions with the Issuer's management and with other significant shareholders on the Issuer's future strategy


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CUSIP NO. 205912108                   13D                     PAGE 5 OF 10 PAGES
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and direction, management, business, operations, financial condition and other developments, and the Filing Parties intend to engage in such discussions with the Issuer's Board and management in the future. Through their representation on the Board, the Filing Parties may take a position with respect to potential changes in the operations, policies, management or capital structure of the Issuer as a means of enhancing shareholder value. Such discussions or positions may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business and changing operational or marketing strategy.

         The Filing Parties could, and expressly reserve the right to, modify their plans with respect to the Issuer.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The ability of Codec and Stafford to exercise their power to vote and dispose of the Shares beneficially owned by them is subject to the restrictions set forth in the Standstill Agreement, which are summarized in Item 6 below.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 15, 2002, the Filing Parties entered into the Standstill Agreement with the Issuer. Pursuant to the Standstill Agreement, the Issuer's Board of Director's has elected Stafford to the Board of Directors, and has agreed to recommend that the Issuer's shareholders vote for the election of Stafford to the Board at the Issuer's 2002 and 2003 Annual Meetings of Shareholders. The Standstill Agreement also requires the Board to elect an independent director proposed by Codec and acceptable to the Board (which acceptance may not be unreasonably withheld).


         The Standstill Agreement provides that Stafford will serve on the Nominating Committee of the Board and the independent director will serve on the Compensation Committee of the Board if eligible under applicable NASD and SEC rules. The Issuer has agreed that the Board will appoint Stafford as Chairman of the Nominating Committee at its first meeting following the 2002 Annual Meeting of Shareholders.


         The Standstill Agreement provides that beginning immediately after the 2002 Annual Meeting of Shareholders, the size of the Issuer's Board of Directors cannot exceed eight members, except that the number may be increased to nine in certain circumstances to accommodate an independent financial expert to serve on the audit committee.


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CUSIP NO. 205912108                   13D                     PAGE 6 OF 10 PAGES
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         In the Standstill Agreement, the Filing Parties have agreed to comply with limitations on their conduct with respect to the Issuer and the Shares they beneficially hold, including the following:

         (1) to vote, and use their reasonable best efforts to cause their officers, directors, managing personnel, affiliates, associates and immediate family (together with the Filing Parties, the "Codec Members") to vote, all of the Shares beneficially owned by them for each of the Issuer's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Board, or, if so directed by the Board, pro rata with all other shareholders;

         (2) that during the term of the Standstill Agreement, or, if earlier, until March 31, 2003, any disposition, directly or indirectly, of Shares by them and the other Codec Members will be made in open market transactions in accordance with Rule 144 of the Securities Act of 1933, as amended, whether or not they are required to comply with such rule, other than dispositions (i) to each other (other than their associates), (ii) to a bona fide financial institution as a result of any pledge of the Shares to secure a loan or (iii) in response to a tender or exchange offer by the Issuer or a third party which the Issuer's Board has recommended that the shareholders accept pursuant to applicable SEC rules.

Prior to disposing of any of the Shares held by the Filing Parties, other than pursuant to clause (i), (ii) or (iii) above, Codec and Stafford are required to offer the Issuer a right of first refusal. The Filing Parties have further agreed that they and the other Codec Members will not transfer or dispose, directly or indirectly, of any Shares if, as a result of such disposition or transfer, to their knowledge, the person acquiring the Shares will beneficially own, together with its affiliates and associates and any member of a "group" (within the meaning of the Exchange Act) in which such acquiror is a party, 5% or more of the Shares then outstanding immediately following the acquisition.

         (3) not to solicit proxies or consents, or participate in any manner in the solicitation of proxies or consents, from the Issuer's shareholders to elect persons to the Board, to approve shareholder proposals or in opposition to a proposal recommended by the Board;


         (4) not to make any public statement critical of the Issuer, its directors, officers or management or requesting any changes therein;


         (5) not to issue any press release or other publicity concerning the Issuer, its directors, officers or management;


         (6) not to initiate any litigation against the Issuer or any of its directors or officers except to enforce the terms of contractual arrangements;


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CUSIP NO. 205912108                   13D                     PAGE 7 OF 10 PAGES
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         (7) not to make or be the proponent of any shareholder proposal;


         (8) subject to the limited exceptions described in Item 4 above, not to acquire, offer or propose to acquire, or agree to acquire, beneficial ownership of any additional Shares or hold beneficial ownership of Shares, other than the 1,441,882 Shares currently held by Codec, which may be transferred among the Filing Parties;


         (9) not to make any public announcement with respect to any proposal or offer involving, or propose to enter into, or assist or encourage any other person with respect to, directly or indirectly, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Issuer; provided, that the foregoing does not prohibit Stafford or the independent director from making such a proposal to the Board in his capacity as a director of the Issuer in accordance with his fiduciary duties at a meeting of the Board;


         (10) not to form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares (except to the extent that the Filing Parties and the independent director may be deemed to constitute a group);


         (11) not to deposit any of the Shares in any voting trust or subject any of the Shares to any arrangement or agreement with respect to the voting of any of the Shares;


         (12) not to execute any written consent as a shareholder with respect to the Issuer or its common stock, except as specifically permitted;


         (13) not to act, alone or in concert with others, to control or seek to control or influence or seek to influence the shareholders, management, the Board or policies of the Issuer, or make or seek to make changes in the officers, directors or management of the Issuer, other than through non-public communications with the directors of the Issuer; provided, that each of Stafford and the independent director may act in his capacity as a director of the Issuer in accordance with his fiduciary duties at any meeting of the Board, including the ability to discuss and vote upon the items listed in clause (9) above;


         (14) not to seek, alone or in concert with others, (i) to call a meeting of shareholders, (ii) representation on the Board or its subsidiaries, except as set forth in the Standstill Agreement or (iii) the removal of any member of the Board, except in Stafford's capacity as a director of the



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CUSIP NO. 205912108                   13D                     PAGE 8 OF 10 PAGES
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Issuer in accordance with his fiduciary duties at a meeting of the Board or the
Nominating Committee of the Board;


         (15) not to grant a proxy to any one or any group, alone or in concert with others, except to vote as recommended by the Board;


         (16) not to make any publicly disclosed proposal regarding any prohibited conduct under the Standstill Agreement;


         (17) not to publicly make any request to amend, waive or terminate any provision of the Standstill Agreement; and


         (18) not to act alone or in concert with or otherwise assist anyone to take any of the prohibited actions set forth above or take or cause others to take action inconsistent with the foregoing.


         The Standstill Agreement provides that it will terminate and that Stafford and the independent director will tender their resignations from the Board if requested by the Board as a result of a majority vote upon the earlier of (i) Codec having beneficial ownership of less than 5% of the outstanding Shares, (ii) any person becoming the beneficial owner of more than 50% of the Issuer's voting stock (including by merger, acquisition or other types of business combination), (iii) the dissolution or merger of Codec or any other transaction which results in the failure of Codec to exist as a separate legal entity (except that the Standstill Agreement will bind the party that receives the Shares held by Codec as a result of such events), (iv) termination by a party upon a material breach by the other party and (v) the written consent of the Issuer and Codec. If the Standstill Agreement has not previously terminated as described above, it will terminate on the day following the 2003 Annual Meeting of Shareholders.


         The preceding summary of certain provisions of the Standstill Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, a copy of which is filed as an exhibit hereto.



Item 7.  Material to be filed as Exhibits.

(a) Joint Filing Agreement dated May 7, 2001 between the Filing Parties (incorporated by reference from the Schedule 13D filed on May 7, 2001).


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CUSIP NO. 205912108                   13D                     PAGE 9 OF 10 PAGES
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(b)    Standstill Agreement dated as of August 15, 2002 between the Issuer and the Filing Parties (incorporated by reference from the Issuer's Current Report on Form 8-K filed on August 19, 2002).



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CUSIP NO. 205912108                   13D                    PAGE 10 OF 10 PAGES
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SIGNATURE


         Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.


                                            CODEC SYSTEMS LIMITED



                                            By:  /s/ CIARAN MURRAY
                                                 ------------------------------
                                                 Name: Ciaran Murray
                                                 Title: Chief Financial Officer





                                                 /s/ ANTHONY STAFFORD
                                                 ------------------------------
                                                    Anthony Stafford
Dated: August 20, 2002